October 29, 2004


Mail Stop 0409

Edward F. Panos
President
Common Horizons, Inc.
620 Tam O`Shanter
Las Vegas, NV 89109

Re:	Common Horizons, Inc.
	Form SB-2, filed on September 29, 2004
	File No. 333-119366

Dear Mr. Panos:
      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form SB-2
General
1. We note that you have included in your registration statements the undertakings required for a delayed or continuous offering under Rule
415. If you intend to offer your securities on a delayed or continuous basis, please include cover page disclosure and an appropriate box on the cover page of the registration statement.

2. It is not clear from either your summary or the more detailed description of your business on pages 23 - 27 what products or services you intend to offer. Although you have a clear statement of the fees you plan to charge subscribers, we cannot determine what you will provide in return. For example, you indicate at the bottom of page 23 that you intend to offer "a variety of online content and forums" and you include a list of topic headings on page 25, but do not provide any detail about what the actual content, service or product will be or how you intend to produce or obtain the content, service or product. In addition, we note that your actual website does not currently appear to contain any of the topic headings set forth on page 25. Please revise your business section substantially to include a description of the products and services you intend to provide, including a discussion of how you will source those products and services. For example, if you intend to provide columns with medical advice on coping with loss, please disclose whether you will hire a medical journalist or simply acquire the right to republish articles found at other sources. If you intend to sell products, describe how you will obtain those products. This disclosure should also address any liability issues that may arise in connection with the various content, products or services, such as medical or therapeutic licensing issues. We may comment further once we have fully reviewed your intended business.

3. It appears from your disclosure that Common Horizons, Inc. may be blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that since the creation of your website and the inception of your business, you have not generated any revenues, you do not appear to have any written agreements to provide services to any party, you do not appear to have any dedicated full-time or part-time employees other than Mr. Panos and, although you have presented a plan of operation, your website does not appear to be complete. We also note that you have issued penny stock. Please tell us why you believe that Common Horizons, Inc. is not a blank-check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

4. To the extent you are a blank check company, please revise the document to clearly state that holders of your common stock may not rely on Rule 144 of the Securities Act of 1933 and must register any re-sales of your common stock under the Securities Act of 1933. See the letter dated January 21, 2000 to Ken Worm, Assistant Director of
OTC Compliance Unit, NASD Regulation, Inc., from Richard Wulff, Chief, Office of Small Business.

5. We note that you are claiming an exemption under Rule 504 of Regulation D for the 2 issuances of common stock in 2004. Please be advised that Rule 504 is not available to blank check companies.
Refer to Rule 504(a)(3). Please advise us and revise your disclosure accordingly.


Registration Statement Cover Page

6. Please include the Primary Standard Industrial Classification
Code
assigned to your business on the registration statement cover page as set forth in the Form SB-2 requirements.

7. The Calculation of Registration Fee Table is formatted in such a way that the column headings are very difficult to read. Please reformat these headings so that they may be read more easily.

Prospectus Summary, pages 4 - 5
8. The summary should highlight the material information in the prospectus. Please revise to highlight:
* The key products or services you intend to offer,
* Your auditor`s going concern opinion, and
* Whether you have any current customers or suppliers and if so, how many.

Risk Factors, pages 6 - 12
9. We note that both Edward Panos and Can Euro Holdings will continue to hold a substantial percentage of your outstanding shares after the completion of this offering. We also note that Ed Panos will continue to be your sole director, officer and employee. Accordingly, please add a risk factor discussing the fact that Edward
Panos will be able to control, and Can Euro Holdings will continue to substantially influence, the direction of the company`s policies after the offering is complete.
10. Please revise to include a separate risk factor discussing the risk associated with the going concern opinion issued by your auditor. The text of your risk factor should include a discussion that quantifies your anticipated future operating costs.

11. Please include a risk factor discussing the risks associated with an investment in penny stock.

12. We note that you currently have a demand loan outstanding in the amount of $25,971 but that you have insufficient funds available to pay that loan. Please include a risk factor describing the risk of your creditor making a demand on your outstanding loan.

13. Consider including a risk factor discussion regarding the risk that there is no current market for an Internet-based online support center for individuals in need of help in coping with emotional, physical or mental trauma.

If we do not obtain additional financing, our business will fail, page 6

14. So that an investor may fully understand the risk described, please include an estimate of the amount of additional funding you will need for your business to become fully operational.

We are in a competitive industry and our competitors may be more successful in attracting and retaining customers which could harm or limit our ability to attract and retain customers or expand our business, page 7

15. It is not clear which service currently provided by WebMD.com will be competitive with your proposed service offering. Please revise your disclosure to more clearly state how you believe that WebMD.com presents a competitive threat to your proposed business.

If we are unable to hire and retain key personnel, we may not be able to implement our business plan, page 7

16. Since Edward Panos is currently your only employee, please name him in the risk factor heading. In addition, please specify the positions for which you anticipate hiring additional key employees, if any.

If we are not granted full protection for property rights over our name and trademark, we may have difficulty safeguarding our name or the public`s identification of our service resulting in a potential loss of any competitive advantage, page 8

17. Supplementally advise us whether you own the right to use your Internet domain name, www.commonhorizons.com. If you are not the registered owner of the Internet domain name that you use, update your risk factor disclosure to discuss the risks to you of using that
URL for your website.

If we become subject to burdensome government regulations affecting our operations, our business could be adversely affected, page 11

18. Please revise to omit the list of laws that may be applied to the
Internet. Please limit the disclosure under this heading to a discussion of the specific risks to your business or to investors arising from governmental regulations.


The continuing conflict in Iraq, future terrorist attacks and threats of or actual war may negatively impact all aspects of our operations, revenues, and costs, pages 11- 12

19. The risk described under this heading is generic and could apply to any company in any industry. Please revise your disclosure to indicate how the risk described affects your industry or company uniquely.

Determination of Offering Price

20. We note your disclosure that the $.10 per share offering price of the common stock being registered was arbitrarily chosen based on the sales price of your common stock in your most recent private offering. In your next amendment, please include a more quantitative analysis of the factors used in determining the offering price. Refer to Item 505 of Regulation S-B. In addition, we noted that, as a result of the June 25, 2004 10-for-1 stock split, the offering price of your most recent private offering was $.01. Please advise and revise.

Selling Shareholders, pages 13 - 17

21. Please disclose, by footnote, the natural person that controls each of the entities listed in the selling stockholder table. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or investment companies, please disclose this by way of footnote.

22. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker dealers as underwriters if the shares were not issued as underwriting compensation.

23. Please provide an analysis supporting your position that the resale of securities by any affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

* how long the selling shareholders have held the securities,
* the circumstances under which the selling shareholders received the securities,
* the selling shareholders` relationship to the issuer,
* the amount of securities involved,
* whether the sellers are in the business of underwriting securities, and
* whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

* the seller purchased in the ordinary course of business and
* at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Plan of Distribution, pages 18 - 19

24. We note your statement in the middle of page 18 that "the shares may also be sold in compliance with . . . Rule 144." Please revise your disclosure to indicate which shares you are referencing in this sentence.

Directors, Executive Officers, Promoters and Control Persons, pages
19 - 20
25. Please revise the description of Mr. Panos` experience to include
5 years of information as required by Item 401(a)(4) of Regulation
S-
B. Your current description only covers the period after September
2000.

Significant Employees, page 20

26. We note your statement under this heading that you conduct your business through verbal agreements with consultants and arms-length third parties. We also note the description of one such agreement with your auditors. Please revise this disclosure to summarize any arrangement you currently have with your website developer.

Security Ownership and Certain Beneficial Owners and Management, pages 20 - 21

27. Supplementally advise us whether there is any familial relationship between Edward F. Panos and either Muriel Panos
Johnson
or John D. Panos, both named in the selling shareholder table.
Please revise accordingly.  Refer to Rule 13d-3.

28. Please disclose, by footnote, the natural person that controls Can Euro Holdings.

Description of Securities, pages 21 - 22

29. Please include a brief description of your recent 10-for-1 stock split in the first paragraph under this heading.


Voting Rights, page 21

30. Since an average investor is not likely to understand the meaning of the term "plurality," please define, by percentage, number or otherwise, how many votes are necessary to elect a director.

31. We note your disclosure in the second sentence under this heading that common shareholders` voting rights are subject to voting rights granted to holders of preferred stock. Please reconcile this disclosure with your disclosure under the heading "Preferred Stock" that your articles of incorporation do not authorize any preferred stock.

Dividend Policy

32. Please disclose the dividend rights of common holders in the event that a dividend is declared, as required by Item 202(a)(2) of
Regulation S-B.

Nevada Anti-Takeover Laws, page 22

33. If your charter includes any anti-takeover provisions, please revise your disclosure to describe those provisions in addition to your current disclosure regarding Nevada law.

Description of Business, pages 23 - 27
34. Please disclose how you determined the proposed $29.95 annual access fee for your website. In addition, disclose whether the fee will be refundable if a member cancels their subscription to your site during the year.

35. We note your discussion of revenue sources in the first paragraph on page 24. Please expand your discussion to indicate whether you have developed an e-magazine or newsletter in which to offer advertising space and, if not, what resources you will need to develop such a magazine and how you intend to fund the acquisition of such resources. In addition, disclose how you intend to attract companies that might be interested in advertising in the e-magazine or newsletter and what fees you intend to charge for advertising space. This discussion should address whether you intend to hire individuals to provide content, editorial, marketing and sales services for production and advertising sales related to the e-magazine or newsletter.


Principal products or services and their markets, pages 24 - 25

36. Please provide substantiation for your statement in the third paragraph on page 24 that "people are effectively estranged from" religious groups, or state that it is the opinion of management.

37. Please revise your disclosure in the fourth paragraph on page
24
to include a more thorough discussion of the status of your relationship with the institutions and resources through which you intend to market your website. For example, have you established any agreements with, or do you have contacts at, these agencies, for the purpose of commencing such marketing efforts?

38. Refer to your proposed website topic headings on page 25. Supplementally tell us whether you believe that the services you intend to provide will give rise to any professional licensing issues. For example, we note your intent to provide content on wills and estate planning, which is generally provided by licensed attorneys, as well as your proposed content on dependencies, addiction, suicide and other similar topics, which are generally topics addressed with a licensed psychiatric care provider. Finally, your inclusion of topics related to health and medications may implicate medical or pharmaceutical licensing. Please also address these issues in your discussion on applicable regulations on pages
26
- 27.

Competition, pages 25 - 26

39. Please revise your discussion of competition to describe the methods by which you intend to compete for customers.

40. Please revise your disclosure in the last sentence before the second set of bullet points on page 26 to indicate that the generalizations set forth are management`s opinion.

41. Please revise the second set of bullet points on page 26 as follows:

* Second bullet point - indicate why it is advantageous to be commercially oriented,
* Fourth bullet point - indicate what the importance of being a "web portal" is, and
* Final bullet point - define "alternated solutions"

Patents and Trademarks, page 27
42. Please include a discussion of the ownership of your URL under this heading.

43. Since it appears that software licenses may be critical to your business, please describe any licenses you currently hold and the material terms of those licenses.

Plan of Operations, pages 27 - 30

Plan of Operations for Site Development, page 27

44. Please file your web development agreement with Cahan Creative LLC with your next amendment. In addition, please describe the material terms of the agreement under this heading, including pricing and payment terms, termination rights and timelines for completion of your website.

45. Please define the terms "HTML," "C," "C++" and "SQL database architecture" as these terms are not likely to be understood by an average investor. Alternatively, remove this disclosure if it is not material to an understanding of your web development agreement.

46. We note your disclosure in the final sentence of each of the first and second paragraphs on page 28 that certain steps will be completed within 6 or 12 months. Please include a date from which these 6 and 12 month periods commence.

47. Your estimate of costs at the bottom of page 29 does not include an estimate of the additional funds you will need to complete your site development, as described in the first 3 paragraphs on page 28.
Please revise your disclosure to indicate whether all of the steps set forth in the first 3 paragraphs on page 28 have already been funded or, if not, what additional funds are needed.

Plan of Operations for Marketing, pages 28 - 29

48. Revise your disclosure to include a discussion detailing how management intends to address the going concern issue.

49. We note your disclosure in the final carry-over paragraph at the bottom of page 28 that you intend to purchase email lists and physical addresses to assist in your marketing efforts. Please include an estimate of how much this will cost in your disclosure and identify the sources for obtaining these marketing lists. Further, consider whether the recent legislation concerning "spam" may affect your business plan.

50. Please provide more specific disclosure in the third full paragraph on page 29 about when you believe that you will need to hire additional employees and how many you think you will need.

51. We note your disclosure in the first full paragraph on page 30 that you anticipate needing $247,479 to pursue your business plan in the next 12 months. This amount does not appear to include any debt service obligations you may have. We note in this regard and outstanding loan in the amount of $25,971 disclosed on page 7 of your financial statements. Please revise or advise.

Results of Operations for Period Ending June 30, 2004, page 30

52. Refer to your disclosure in the fourth paragraph on page 30 that you incurred a loss in the amount of $63,450 for the period ending June 30, 2004. Please provide substantially more detail about how this loss was incurred, including what products or services you received in return for these funds and to whom the amounts are owed.

53. Please include more detailed disclosure of the specific course of action that you plan to take in order to raise additional internal or external capital (e.g. debt, equity or capital contributions) and also revise your disclosures in the notes to the consolidated financial statements. We also note your statement that you believe it will be easier to raise capital once you become a reporting company and your common stock is traded on the over-the-counter bulletin board. As such, please further expand your disclosure here to explain, in more detailed terms, why you believe you will have more access to capital upon the closing of that event. Refer to SAS Codification Section 341.

Description of Property, page 31

54. Please state whether you lease or own the premises where your principal offices are located and, if you lease the premises, please disclose the material terms of your lease agreement.

Market for Common Equity and Related Stockholder Matters, pages 31
-
32
55. Refer to the third full paragraph on page 32. Since your stock does fit the definition of penny stock, it is unclear why you have qualified your statement in the first sentence by including the phrase "if [the stock] becomes subject to [the] penny stock rules."
Please revise.

Executive Compensation, page 34
56. Please revise your disclosure to indicate what is meant by the terms "exploration programs" and "second stage program" in the first paragraph under the table on page 34.


Financial Statements

Statement of Stockholder`s Deficit, page 4

57. We note that the respective share prices of your April and June stock issuances presented here (4,500,000 and 5,000,000, respectively) do not reflect the June 25, 2004 10-for-1 stock split.
Please revise here and in the notes to the consolidated financial statements. In addition, please present the stock issuances in chronological order beginning with the earliest issuance.

Notes to the Consolidated Financial Statements

Note 1-Description of Business, History and Summary of Significant Accounting Policies:

Going Concern

58. We note your statements that the Company "may require" additional capital for its operational activities and that the "ability to successfully resolve these factors [the obtainment of additional financing] raise substantial doubt about the Company`s ability to continue as a going concern." It is not appropriate to use conditional language in expression of such an opinion. Refer to SAS
Codification Section 341 and revise.

Fixed Assets

59. Please expand your disclosure related to your policies regarding the impairment of long-lived assets to include a discussion of how you will measure the amount of the impairment loss in situations in which an impairment has been identified. Refer to paragraph 7 of SFAS
No. 144.

New Accounting Pronouncements

60. Please update this section to include a discussion of FIN 46R, issued in December 2003, and the impact you expect it to have on the
Company upon its required implementation for reporting periods ending after December 15, 2004.

Part II
Item 26.  Recent Sales, page 38
61. We note that it appears that with respect to your offering of 4,500,000 at a price of $.01 per share, the total proceeds would equal $45,000, rather than $4,500. Similarly, it appears that the total proceeds for the second offering would equal $100,000, rather than $10,000. Please revise or advise us.

Signatures, page
62. Please revise your signature page to include not only a signature on behalf of the registrant itself, but also a separate signature line for the requisite officers and directors. If the same person is signing in his capacity as both an officer and director, a single signature line may be used for that purpose, but there must also be a separate signature line for the registrant itself. Please see the signature page requirements of Form SB-2.

Exhibit 5.1.

63. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "Nevada general corporate law" includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws. Please file counsel`s written confirmation as correspondence on the EDGAR system. Alternatively, you may provide a revised opinion that removes the limitation or clarifies that the reference includes reported judicial decisions and applicable provisions of the Nevada Constitution

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Jay Spinella, Staff Accountant, at (202)
942-
7323 or Steven Jacobs, Senior Staff Accountant, at (202) 824-5222 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Staff Attorney, at
(202) 942-7184 or the undersigned at (202) 942-2987 with any other questions.


Sincerely,


Peggy Kim
Senior Counsel



cc:	Chad Wiener, Esq. (via facsimile)
	Cane & Associates, LLP
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Common Horizons, Inc.
Page 13